Report of Independent Registered Public Accounting Firm


To the Board of Directors of
SEI Opportunity Master Fund, L.L.C.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company
 Act of 1940, that the SEI Opportunity Master Fund, L.L.C. (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 31, 2006. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2006, and with respect to agreement of partnership investment subscriptions and liquidations, for the period from December 31, 2005 (the date of our last examination), through March 31, 2006:

o Count and inspection of all partnership investment agreements held by SEI Private Trust Company, the Fund's Custodian;

o Confirmation of all partnership investment balances held by the Fund with the underlying partnerships;

o Reconciliation of all such partnership investments to the books and records of the Fund and the Custodian;

o Agreement of all investment partnership subscriptions and liquidations since our last report to the bank statements of the SEI Opportunity Master Fund, L.L.C.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the SEI Opportunity Master Fund, L.L.C. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2006, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of SEI Opportunity Master Fund, L.L.C. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                          /s/ Ernst & Young LLP
                                          ---------------------
                                          Ernst & Young LLP


Philadelphia, PA
May 12, 2006

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


May 12, 2006

We, as members of management of SEI Opportunity Master Fund, L.L.C. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2006, and from December 31, 2005 through March 31, 2006.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2006, and from December 31, 2005 through March 31, 2006, with respect to securities reflected in the investment account of the Fund.



                                     Sincerely,

                                     /s/ Mike Leahy
                                     -----------------------
                                     Mike Leahy
                                     Treasurer, SEI Opportunity Master Fund, LLC


                                     /s/ Carl W. Bechdal
                                     -----------------------
                                     Carl W. Bechdal
                                     Vice President, SEI Private Trust Company

FUND NAME                        STATE                     REGISTRATION                FILE NUMBER

SEI Opportunity Fund, L.L.C.
                                 ALASKA                    OTHER                        60047738
                                 ALABAMA                   ANNUAL
                                 ARKANSAS                  ANNUAL                       60015648
                                 ARIZONA                   ANNUAL                         37287
                                 CALIFORNIA                ANNUAL
                                 COLORADO                  ANNUAL                    IC 2004-26-417
                                 CONNECTICUT               ANNUAL                        1026549
                                 DISTRICT OF COLUMB        ANNUAL                       60020415
                                 DELAWARE                  ANNUAL                         44188
                                 GEORGIA                   OTHER                      SC-MF-047975
                                 HAWAII                    ANNUAL
                                 IOWA                      ANNUAL                        I-56998
                                 IDAHO                     ANNUAL                         56986
                                 ILLINOIS                  ANNUAL                       60016938
                                 INDIANA                   OTHER                       04-0052 RC
                                 KANSAS                    ANNUAL                     2004S0000597
                                 KENTUCKY                  ANNUAL
                                 LOUISIANA                 ANNUAL                         97449
                                 MASSACHUSETTS             ANNUAL
                                 MARYLAND                  ANNUAL                      SM20040128
                                 MAINE                     ANNUAL                       10004095
                                 MICHIGAN                  ANNUAL                        941721
                                 MINNESOTA                 GOOD UNTIL SOLD              R-46039.1
                                 MISSOURI                  ANNUAL
                                 MISSISSIPPI               ANNUAL                       60035171
                                 MONTANA                   ANNUAL                         51751
                                 NORTH CAROLINA            ANNUAL
                                 NORTH DAKOTA              ANNUAL                         AM094
                                 NEBRASKA                  ANNUAL
                                 NEW HAMPSHIRE             GOOD UNTIL SOLD
                                 NEW JERSEY                ANNUAL                       BEM-2470
                                 NEW MEXICO                ANNUAL                         16870
                                 NEVADA                    ANNUAL
                                 NEW YORK                  OTHER                        S30-57-33
                                 OHIO                      OTHER                          45780
                                 OKLAHOMA                  ANNUAL                      SE-2120394
                                 OREGON                    ANNUAL                       2004-110
                                 PENNSYLVANIA              ANNUAL                     2004-01-048MF
                                 PUERTO RICO               ANNUAL                        S-29735
                                 RHODE ISLAND              ANNUAL
                                 SOUTH CAROLINA            ANNUAL                        MF15270
                                 SOUTH DAKOTA              ANNUAL                         31097
                                 TENNESSEE                 ANNUAL                       RM05-1687
                                 TEXAS                     GOOD UNTIL SOLD               C 73434
                                 UTAH                      ANNUAL                      006-9086-33
                                 VIRGINIA                  GOOD UNTIL SOLD               140023
                                 VERMONT                   ANNUAL                      1/21/04-07
                                 WASHINGTON                GOOD UNTIL SOLD              60036315
                                 WISCONSIN                 ANNUAL                       471673-03
                                 WEST VIRGINIA             GOOD UNTIL SOLD               MF 49038
                                 WYOMING                   OTHER                          23067